UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PE 9-1-02

For the month of SEPTEMBER 2002

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FIAT NEWS

Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

Effective October 1st Ferruccio Luppi will be appointed Chief Financial Officer of the Fiat Group. Ferruccio Luppi will join Fiat from the Worms Group, where he is holding the position of General Manager.

Damien Clermont will assume the responsibility of the new Strategic Development Central Direction, which will become operational as of October 1st.

Turin, September 16, 2002

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2002

FIAT S.p.A.

BY: ______________________
James J. Kennedy
Power of Attorney